

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 3, 2008

Ronald J. Santilli
Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005

      RE: **Cutera, Inc.**
               Form 10-K for the fiscal year ended December 31, 2007
               Filed March 13, 2008
               File No. 000-50644

Dear Mr. Santilli:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief